ORSUS XELENT TECHNOLOGIES, INC.
12th Floor, Tower B, Chaowai MEN Office Building
26 Chaowai Street, Chaoyang District
Beijing, People’s Republic Of China 100020
Tel: 86-10-85653777

January 7, 2009

VIA EDGAR FILING

Kathryn Jacobson Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Orsus Xelent Technologies, Inc.
Form 10-K for fiscal year ended December 31, 2007 As Amended
Form 10-Q for the Quarter Ended September 30, 2008
File No. 001-33456

Dear Ms. Jacobson,

I am the President and Chief Executive Officer of Orsus Xelent Technologies, Inc. (the “Company”) and I am writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 22, 2008, regarding the above referenced Form 10-K and Form 10-Q and the letters dated November 3, 2008 and December 1, 2008 containing the Company’s responses to the Staff’s previous letters dated October 10, 2008 and November 19, 2008, respectively.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of the Company.

Form 10-Q for the Quarter Ended September 30, 2008
Condensed Consolidated Balance Sheets, page 2
Trade accounts receivable, net of allowance, page 9
Customer Segments, page 21
Liquidity and Sources of Capital, page 24

It appears to us that substantially all of your year-to-date sales are reflected in your outstanding trade accounts receivable balance of $78.7 million, which you attribute to your sales increase and your distributors’ business expansion that led to a reduction in their liquidity. We further note that 91.8% of your sales in the nine months ended September 30, 2008 were to Beijing Xingwang Shidai Tech & Trading Co., Ltd. (“XWSD”). In this regard, please address the following:

Orsus Xelent Technologies, Inc.
January 7, 2008

Question 1:

Tell us the amount of XWSD’s trade accounts receivable as of September 30, 2008 that is outstanding in excess of 120 days and 165 days. Also, tell us the amount related to XWSD’s trade accounts receivable prior to January 1, 2008.

Responses to Question 1:

XWSD has been the Company’s major distributor for a long time. It is one of the largest cellphone distributors and dealers in mainland China and has sales networks in major cities in the PRC. XWSD’s sales revenue reached $224,807,500 for the fiscal year ended December 31, 2007, of which 40% was provided by Orsus Xelent. As of September 30, 2008, the trade accounts receivable that was due from XWSD in excess of 120 days amounted to $10,723,000. However, there was no trade account receivable that is due from XWSD and outstanding in excess of 165 days as of the same date. In addition, the trade accounts receivable related to XWSD was $54,140,000 as of December 31, 2007.

Question 2:

Tell us the amount of your trade accounts receivable for each customer, other than XWSD, that is outstanding in excess of 30 and 60 days. We note that your credit terms for these customers are 30-60 days.

Responses to Question 2:

As of September 30, 2008, the Company’s trade accounts receivable due from the customers other than XWSD are as follows:

Customer	Amount Due	Account Age

Tianjin Communications Broadcast Company (TCB)	$619,000	less than 30 days

Zhongjie Communications Co., Ltd. (Zhongjie)	$2,691,000	less than 30 days

China Electronic Appliance Company (CEAC)	$2,965,000	in excess of 12 months

As of September 30, 2008, $619,000 was due from TCB and outstanding less than 30 days, among which $570,000 was collected by the Company in October 2008.

As of September 30, 2008, $2, 691,000 was due from Zhongjie and outstanding less than 30 days, all of which was collected by the Company in October 2008.

As of September 30, 2008, $2, 965,000 was outstanding for more than 12 months from CEAC. However, the Company did not make allowance for bad debts to offset such accounts receivable, due to the fact that the Company owed $3,684,000 to CEAC as of the same date.

Orsus Xelent Technologies, Inc.
January 7, 2008

Question 3:

Tell us the allowance amount of the trade accounts receivable related to XWSD and each of your other customers. Also, tell us the factors you considered in concluding that the allowance amount was adequate. We note that the guarantee of XWSD’s accounts receivable by Zhonghui is limited to approximately $43 million and there is no similar guarantee for your other customers.

Responses to Question 3:

The Company didn’t make any bad debt allowance in relation to these trade accounts receivable as of September 30, 2008 based on the reasons below.

On August 7, 2008, XWSD and the Company entered into an irrevocable Credit Guarantee Contract (the “Guarantee Contract”) with Zhonghui Guarantee Corporation. Considering a relatively long operation cycle is involved with the cellphone distribution and XWSD is our major distributor, the Company extended XWSD’s credit term to 120 days with effect from the Guarantee Contract. As of September 30, 2008, XWSD owed the Company $72,467,000, of which $61,745,000 was outstanding less than 120 days, $10,723,000 was outstanding between 120 days and 165 days and $nil was outstanding in excess of 165 days.

For other customers, the Company still requires them to pay their bills in 60 days and all trade accounts receivable from them were under control as of September 30, 2008. For more detail, please see the chart in Responses 2, page 2. Comparing with XWSD, the sales to these companies are very small, and basically their payment meets the deadline, so we don’t think it is necessary to adopt further guaranty of such.

Question 4:

For XWSD’s trade accounts receivable in excess of 165 days, tell us if you exercised your rights under the guarantee contract with Zhonghui. If not, tell us why. If so, tell us the amount that was subsequently paid by Zhonghui under this contract.

Responses to Question 4:

The Company has not exercised its rights under the Guarantee Contract because no any trade accounts receivable were due from XWSD in excess of 165 days as of September 30, 2008.

Question 5:

Tell us the factors you considered in concluding that Zhonghui has the ability to continue to guarantee XWSD’s trade accounts receivable.

Orsus Xelent Technologies, Inc.
January 7, 2008

Responses to Question 5:

The Company noted the registered capital of Zhonghui is RMB300,000,000. According to the industry practice in China, Zhonghui can provide guarantee services up to five times of its registered capital, which is RMB1,500,000,000.

Question 6:

Tell and disclose the financial resources you have to cover your working capital within twelve months of your balance sheet date, pending collection of the trade accounts receivable.

Responses to Question 6:

Within twelve months of the balance sheet date, the Company may speed up the collection of the trade accounts receivable, reach out for new loans from China-based banks and seek the support from private placement in USA to cover its working capital.

If you have any questions or require anything further in connection with this letter, please do not hesitate to contact myself or the Company’s legal counsel, Robert Matlin (212-536-4066) or Aaron Menzi (212-536-4883).

Yours sincerely,

     /S/ Xin Wang

Xin WANG
President & Chief Executive Officer

cc:	Robert S. Matlin, Esq.
Aaron W. Menzi, Esq.